VEGANMOB

Bringing Quality Vegan BBQ and Soul Food to your Freezer and Beyond



Oakland CA

Highlights

1. Over $7.2M in Revenue to Date
2. $4.42 billion TAM for plant-based meats and frozen vegan meals
3. World class advisory team including Miyoko Schinner - founder of Miyoko's Creamery
4. Over 2,000 total rave reviews, with 165k total social media followers
5. Listed in 10 best vegan BBQ spots in the US in USA Today
6. Vegan Mob Cookbook, published by Penguin Random House will be released in Q1 '24
7. New storefront in San Francisco opening doors this winter

Our Team



Toriano Gordon



Toriano Gordon

Pitch



VEGAN BBQ & SOULFOOD
SAN FRANCISCO, CALIFORNIA
WELCOME TO
THE VEGAN MOB

Our mission here at Vegan Mob is to provide nutritious and healthy food with plant-based ingredients and to introduce traditional soul food and bbq dishes in a plant -based option. Our passion is to help surrounding communities by empowering them with food they love and enjoy, while also supporting a healthy life-style. Vegan Mob is a representation of diversity.

EXPERTS IN VEGAN CUISINE
Now - we're taking it to you

We're not just your average vegan food enthusiasts - we're THE MOB, and our track record proves it. With over **$7.2 million** in revenue to date, we've shown that our mouthwatering creations resonate with taste buds far and wide. And speaking of buzz, we've garnered over **2,000 rave reviews** and have amassed a whopping **165k social media followers** who can't get enough of our authentic vegan BBQ.

We're proud to have been listed among the **top 10 best vegan BBQ spots** in the entire United States by USA Today.



UP NEXT: PLANT BASED MEATS
$4 Billion Market, Baby.

Brace yourselves for our latest culinary innovation: Vegan Mob Plant-Based Meats. With the plant-based meat market projected to soar by 25% in the next decade, we couldn't resist diving into this sizzling opportunity.

Building upon the success of our renowned Vegan Mob BBQ, we're crafting a line of high-quality, mouthwatering, and nutrient-packed plant-based meats that will redefine the perception of vegan cuisine.

But here's the twist—our offerings are more than just delectable; they embody the vibrant essence of a diverse, hip-hop, and urban-forward brand, carving out a special niche in this booming market. We're elevating the plant-based game like never before!





PLANT BASED MEATS
Unique Products, Massive Growth.
★ The plant based meat market is currently valued at $4.40 Billion, and expected to grow 25% from '23 to '30
★ The Vegan Mob brand is a community unifier with nationwide appeal - it's the only hip-hop forward brand in the vegan food space
VEGAN MOB
SAUSAGE
U.S. Plant-based Meat Market
23.9%

Now - let's speak on our second new venture, Mob Meals. We're seizing the opportunity to meet the skyrocketing demand for ready-to-eat vegan meals without compromising on the exceptional quality our customers love. With the same dedication we put into our restaurant, we've crafted Mob Meal to be delicious, plant-based dishes modeled after our Vegan Mob best sellers.

And guess what? We're thrilled to announce that we've partnered with Whole Foods, bringing Mob Meals to over a dozen of their stores. We're bringing the Mob to the rest of Northern California!







INTRODUCING: MOB MEALS
Mob Meals are an extension of some of Vegan Mob's most popular meals to be enjoyed at an on-demand convenience.

MOB MEALS
Why it Works
★ Signed LOI with Whole Foods for up to 20 Northern California Locations
★ New San Francisco storefront opening in the legendary Fillmore district
★ Classic Vegan Mob meals ready-to-eat
WHOLE FOODS MARKET

ABOUT THE FOUNDER
Toriano Gordon
is a dedicated father and husband from San Francisco's Fillmore District. After dedicating a decade of his life to helping at-risk and formerly incarcerated youth in the San Francisco Bay Area, Toriano focuses on community involvement and impact, pillars of what brought Vegan Mob to life. Toriano experienced a huge shift in his health and well-being after adopting a plant-based diet and now feels compelled to share this with others.
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HELLA
Media
Vegan Mob | Oakland, California
USA TODAY 10Best
The Best Vegan BBQ in the Bay
Malou is joining the mob – the Vegan Mob that is! From burgers to gumbo to po'boys, customers say Vegan Mob is the best plant-based soul food around. Owner Toriano Gordon is a character who loves making people happy with his healthy cuisine, not to mention his rapping skills! Bon Appétit!
bon appétit
In Oakland, there are consistently lines of customers wrapping around the block, eager to try the local favorites at Vegan Mob. Toriano Gordon, the vegan BBQ and soul food restaurant's owner, believes that restaurants like his are a gateway to vegan cuisine for customers who want to enjoy a fast meal without taking on the health risks often associated with traditional fast food. There's fried lumpia stuffed with Impossible meat, onions, and spices; a plant-based macho cheesesteak; and candied yams brushed with a hint of cinnamon. Providing what he sees as an alternative to non-vegan fast-food options, Gordon says, "I like to say that we combat what McDonald's has."

CELEBRITIES' FAVORITE VEGAN RESTAURANT
Zendaya
Kehlani
Shaun Livingston
Danny Glover
Lars from Metallica
Tom Holland

GROWTH STRATEGY
CPG Model - Frozen Dinners
3 Locations - OAK, LA, LV
Launching Plant Based Meats
SAUSAGE
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KEY DIFFERENCES
What Makes Us Stand Out
SOCIAL MEDIA
UNIQUE FOOD
BRAND & EXPERIENCE
138k FOLLOWERS
COMMUNITY UNIFIER & NATIONWIDE APPEAL
2k–5k Instagram followers/week
"Can't believe it's vegan!"
Hip-Hop fusion culture
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TEAM
TORIANO GORDON — CEO
• Celebrity chef & restaurateur
• Food innovator
• Building culture & brand
EVAN KIDERA— Mentor
• CEO/Founder of Senor Sisig
• Top food truck in the Bay Area
• Restaurateur
ALLISSA SORIANO — Operations
• Head of HR
• Fundraising team
MIYOKO SCHINNER — Head of Advisory Board
• Founder of Miyoko's Creamery, valued at $260M
KEBA KONTE — Mentor
• Owner/Founder of Red Bay Coffee
DO GOOD
DoGoodCFO
• Financial Team
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THE FUTURE OF VEGAN FOOD
Is With Us

Da Divisadero
Da Renz
SMOKED LINKS
BRISKET
THE WORLDS FAVORITE VEGAN



JOIN THE MOB TODAY

PULL UP ON US BABY